mark C Lee
E-mail: mark.lee@bullivant.com
January 16, 2007
Via EDGAR and Federal Express
Rolaine S. Bancroft
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Chartwell International, Inc.
Post-Effective Amendment No. 3 to Registration Statement on Form SB-2
Registration No. 333-129493
Dear Ms. Bancroft:
     On behalf of Chartwell International, Inc. (the “Company”), we are filing this post-effective amendment no. 3 (“Amendment”) to the Company’s post-effective amendment no. 2 to the registration statement on Form SB-2 originally filed with the Commission on December 5, 2006. This Amendment and letter is in response to the Staff’s comment letter dated December 29, 2006. We are including courtesy marked copies (to the extent possible) of the Amendment indicating the changes made thereon from the Company’s post-effective amendment no. 2 filed with the Commission on December 5, 2006, and amendment no. 1 to Form 10 QSB for the quarter ended September 30, 2006 indicating changes made thereon from the Company’s quarterly report on Form 10 QSB filed on October 25, 2006. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s December 29, 2006 letter.
     Registration Statement
     Prospectus Summary, page 1
     1. Please revise your summary section. It is unclear from your disclosure what type of business you currently operate and how you generate revenues. Your summary should provide a brief description of the key aspects of your offering and it should be balanced. Please revise your entire summary section to clearly and concisely describe your current operations. You may consider providing summary financial information to provide a financial snapshot for investors.

Securities and Exchange Commission
January 16, 2007

     RESPONSE:
     In response to the Staff’s comment, the Company has amended its quarterly report on Form 10 QSB for the period ended September 30, 2006 to further describe its current operations. Consequently, in this Amendment, the following sections are amended and restated to provide further clarity: “Prospectus Summary” and “Management’s Discussion and Analysis or Plan of Operation.”
     Risk Factors, page 4
     Someone may claim that our disposition of assets, liability and operations, page 13
     2. Please provide us with your legal analysis of why you may have violated section 5 of the Securities Act, including a more detailed factual account. Refer to Staff Legal Bulletin 4 available on our website.
     RESPONSE:
     In a telephone conversation between the Company’s outside counsel and the Staff, the Company was advised that the spin-off by prior management mentioned under the referenced risk factor may have potentially violated section 5 of the Securities Act. As a consequence, the Company decided to include the referenced risk factor as part of its disclosures even though prior management and prior counsel felt that the actions taken were in conformance with all rules.
     Prior Facts
     On March 2, 2005, the Company declared a one-time dividend to its shareholders, whereby each shareholder will receive one share of its wholly owned subsidiary, Kingsley Capital, Inc. (“Kingsley”), for each share of the Company owned. Through this dividend, the Company completed a spin-off of Kingsley, pro rata to its shareholders.
     In January 2005, the Company transferred its real estate, mineral claims, assets, liabilities and operations to Kingsley which was a wholly-owned subsidiary of the Company at that time. The Board of Directors of the Company determined that due to the costs of Sarbanes-Oxley compliance of a public reporting company, the Company’s shareholders would be better served by receiving a dividend of shares in a private company to which all of the Company’s assets, liabilities, and operations had been transferred. As a result, the Board approved the spin-off of Kingsley pro-rata to shareholders as of March 2, 2005 as a dividend, with the express intent that Kingsley will remain private and not seek to be a public trading entity at that time.

Securities and Exchange Commission
January 16, 2007

     The Company’s prior management took the position that the spin-off did not need to be registered under the Securities Act because of the following factors as provided under Staff Legal Bulletin No. 4: (a) the Company’s shareholders did not provide consideration for Kingsley’s shares; (b) the Company’s shareholders received prorata distribution of Kingsley shares; (c) the Company provided adequate information about the spin-off to its shareholders and to the trading markets in a current report on Form 8-K filed on March 3, 2005 and a registration statement on Form 10 SB-12G filed on June 3, 2005; and (d) the Company had a valid business purpose for the spin-off as mentioned above.
     At this time, the Company believes that the risks of any action mentioned by the risk factor is further minimized by limitation statutes. Consequently in this Amendment, the Company has removed the risk factor “Someone may claim that our disposition of assets, liabilities and operations to Kingsley Capital and the subsequent distribution of Kingsley Capital common stock to the Chartwell International, Inc. stockholders may have violated Section 5 of the Securities Act of 1933.” The following section is amended and restated as a result: “Risk Factors.”
     Management’s Discussion and Analysis, page 15
     Revenues, page 18
     3. Please explain to us the reason it is appropriate to recognize revenue on the waste management contract servicing a national corporation. In your response, tell us the terms of the contract and why you believe that you meet each of the four revenue recognition criteria outlined in SAB Topic 13(A)(1).
     RESPONSE:
     The Company’s waste contract was for the transportation of a certain type of solid waste from the customer’s site to a landfill. There was no contract fee but rather disposal fees and revenue was recognized upon performance of the services. The service is complete (and revenue recognized) based on the delivery of the waste to a landfill which occurred daily. The Company billed for the daily deliveries once per week and was paid for the services within 15- 30 days of providing the service. The contract was completed in early October 2006 and the Company has collected all amounts due.
     In response to the Staff’s comment, the Company has amended its quarterly report on Form 10 QSB for the period ended September 30, 2006 to further clarify the revenue recognition on the waste contract. Consequently, in this Amendment, the following section is amended and restated to provide further clarity: “Management’s Discussion and Analysis or Plan of Operation.”

Securities and Exchange Commission
January 16, 2007

     Liquidity and Capital Resources, page 20
     4. Please disclose the material factors that impact the comparability of operating cash flows in terms of cash. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows is not sufficient. Refer to Section IV.B of FR-72 for guidance.
     RESPONSE:
     In response to the Staff’s comment, the Company has amended its quarterly report on Form 10 QSB for the period ended September 30, 2006 to further clarify the material factors that impact the comparability of operating cash flows in terms of cash. Consequently, in this Amendment, the following section is amended and restated to provide further clarity: “Management’s Discussion and Analysis or Plan of Operation.”
     Capital Expenditures, page 21
     5. Because the purpose of the contractual obligations table is to clearly show future cash requirements, we believe that you should include the management and financial advisory agreement with Orchestra referred to in Note 9 to the consolidated financial statements and scheduled interest payments, given the materiality of your interest. If certain interest rates are unknown, you may use judgment in determining an appropriate methodology to estimate the interest payments, e.g., apply the currently applicable interest rate to calculate the value of the future payments and disclose the methodology utilized.
     RESPONSE:
     In response to the Staff’s comment, the Company has included the management and financial advisory agreement with Orchestra in this Amendment. The following section is amended and restated to provide further clarity: “Management’s Discussion and Analysis or Plan of Operation.” Additionally, the Company will conform its future financial reports in accordance with the Staff’s comment.
     Critical Accounting Policies
     6. Your MD&A lacks a discussion of your critical accounting estimates. Please revise to include a discussion on your critical accounting estimates. Your discussion should address material implications of uncertainties associated with the methods, assumptions, and

Securities and Exchange Commission
January 16, 2007

estimate underlying your critical accounting measurements. Refer to FR No. 72 (also Release 33-8350) for guidance.
     RESPONSE:
     In response to the Staff’s comment, the Company has included a discussion of the critical accounting policies and estimates in this Amendment. The following section is amended and restated to provide further clarity: “Management’s Discussion and Analysis or Plan of Operation.”
     Our Reserves, page 36
     7. Please revise to include all of the disclosures required by Section B of the Securities Act Industry Guide 7 available on our website. In addition, please provide to us the information that establishes the legal, technical and economic feasibility of the materials designated as reserves, as required by Section C of Industry Guide 7.
     RESPONSE:
     In response to the Staff’s comment, the Company has included additional disclosures required by Section B of the Securities Act Industry Guide 7 in this Amendment, and the Company is resending its supplemental disclosures as required by Section C of the Securities Act Industry Guide 7 to the Staff. The following section is amended and restated to provide further clarity: “Description of Properties.” Additionally, the Company will conform its future financial reports in accordance with the Staff’s comment.
     Notes to the Consolidated Financial Statements, page F-8
     Note 1 – Summary of Significant Accounting Policies, page F-8
     Revenue Recognition, page F-10
     8. Please revise to add appropriate disclosure for all of your revenue streams. Refer to SAB Topic 13(B) Question 1 for guidance.
     RESPONSE:
     In response to the Staff’s comment, the Company has amended its quarterly report on Form 10 QSB for the period ended September 30, 2006 to add additional disclosure to its revenue streams. Consequently, in this Amendment, the following section is amended and restated to provide further clarity: “Financial Statements.”

Securities and Exchange Commission
January 16, 2007

     Note 2- Acquisitions, page F-13
     9. Please provide the independent appraisals and management analysis to support the fair values recorded for land, property and equipment, mineral rights and mineral rights under option related to the acquisitions of E-Rail Logistics, Inc. and Cranberry Creek Railroad, Inc.
     RESPONSE:
     In response to the Staff’s comment, the Company is attaching and sending the following documents to the Staff: (a) Management analysis supporting fair values related to E-Rail Logistics asset acquisition (including its subsidiary, Belville Mining Company); (b) Management analysis supporting fair values related to Cranberry Creek Railroad acquisition; (c) Independent appraisal of land, mineral and mineral rights held by Belville Mining Company, a wholly-owned subsidiary of E-Rail Logistics; and (d) Independent appraisal of Middletown and New Jersey Railroad, a wholly-owned subsidiary of Cranberry Creek Railroad.
     10. Please provide the disclosures required by paragraphs 54 and 55 of FAS 141.
     RESPONSE:
     In response to the Staff’s comment, the Company has included audited financial statements for Cranberry Creek Railroad and pro-forma financial information for Cranberry Creek Railroad and the Company in this Amendment. The following section is amended and restated to provide further clarity: “Financial Statements.”
     Financial Statements for the Three Month Period Ending September 30, 2006, page F-26
     Consolidated Balance Sheets, page F-26
     11. Please tell us the amount of the accounts receivable balance at September 30, 2006 that you have subsequently collected.
     RESPONSE:
     All of the balance of accounts receivable at September 30, 2006 has been collected.
     Notes to Interim Consolidated Financial Statements, page F-30
     Note 3 – Acquisitions, page F-34
     12. Please provide the disclosures required by paragraph 58(b) of FAS 141.

Securities and Exchange Commission
January 16, 2007

     RESPONSE:
     In response to the Staff’s comment, the Company has included audited financial statements for Cranberry Creek Railroad and pro-forma financial information for Cranberry Creek Railroad and the Company in this Amendment. The following section is amended and restated to provide further clarity: “Financial Statements.”
     Note 4 – Capacity and Loading Rights, page F-36
     13. Please provide all of the disclosures required by paragraph 44 and 45 of FAS 142.
     RESPONSE:
     In response to the Staff’s comment, the Company has amended its quarterly report on Form 10 QSB for the period ended September 30, 2006 to provide additional disclosures required by paragraph 44 and 45 of FAS 142. Consequently, in this Amendment, the following section is amended and restated to provide further clarity: “Financial Statements.”
     Other
     14. Please revise to include the financial statements required by Item 310(c) of Regulation S-B.
     RESPONSE:
     In response to the Staff’s comment, the Company has included audited financial statements for Cranberry Creek Railroad and pro-forma financial information for Cranberry Creek Railroad and the Company in this Amendment. The following section is amended and restated to provide further clarity: “Financial Statements.”
     15. The independent public accountants in each amendment should furnish manually signed and currently dated consents to Form SB-2.
     RESPONSE:
     The Company has complied with this comment in the Amendment.
     16. In the event of a delay in effectiveness of the Form SB-2, please update the financial statements in accordance with Item 310(g) of Regulation S-B.

Securities and Exchange Commission
January 16, 2007

     RESPONSE:
     The Company has not filed its quarterly report on Form 10 QSB for the period ended December 31, 2006 as of the date of this response.
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of December 29, 2006. Once the Staff has no further comments, the Company would like to be in the position to seek effectiveness on its Post Effective Amendment No. 3 to its Registration Statement on Form SB-2. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement.
Very truly yours,
/s/ Mark C Lee
Mark C Lee
cc: Paul Biberkraut